As filed with the Securities and Exchange Commission on June 23, 2008

Registration No. 333-7800

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

兖州煤业股份有限公司

 (Exact name of issuer of deposited securities as specified in its charter)
YANZHOU COAL MINING COMPANY LIMITED
(Translation of issuer's name into English)
The People’s Republic of China
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Article number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Article number 7

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Deposit Agreement (including the form of American Depositary Receipt), dated as of March 27, 1998, as amended and restated as of _________, 2008 among Yanzhou Coal Mining Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and Owners and Beneficial Owners from time to time of American Depositary Receipts ("ADRs") issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 23, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Overseas Listed Foreign Invested Shares, Par Value RMB 1.00 Per Share, of Yanzhou Coal Mining Company Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Yanzhou Coal Mining Company Limited has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Zoucheng, Shandong Province, People’s Republic of China on June 23, 2008.

Yanzhou Coal Mining Company Limited

By:  /s/ Wang Xin
Name:  Wang Xin
Title:    Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on June 23, 2008.

/s/ Wang Xin Name: Wang Xin Chairman of the Board	/s/ Donald Puglisi Name: Donald Puglisi Authorized U.S. Representative
/s/ Geng Jiahuai Name: Geng Jiahuai Vice Chairman of the Board
/s/ Yang Deyu Name: Yang Deyu Vice Chairman of the Board, General Manager and Principal Executive Officer
__________________________ Name: Shi Xuerang Director
__________________________ Name: Chen Changchun Director
/s/ Wu Yuxiang Name: Wu Yuxiang Director, Chief Financial Officer and Principal Accounting Officer
/s/ Wang Xinkun Name: Wang Xinkun Director and Deputy General Manager
/s/ Zhang Baocai Name: Zhang Baocai Director and Secretary to the Board
/s/ Dong Yunqing Name: Dong Yunqing Director
__________________________ Name: Pu Hongjiu Independent Nonexecutive Director
__________________________ Name: Cui Jianmin Independent Nonexecutive Director
__________________________ Name: Wang Xiaojun Independent Nonexecutive Director
__________________________ Name: Wang Quanxi Independent Nonexecutive Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Deposit Agreement (including the form of American Depositary Receipt), dated as of March 27, 1998, as amended and restated as of _________, 2008 among Yanzhou Coal Mining Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and Owners and Beneficial Owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.

4	Previously filed.